UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 9, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

RDA Microelectronics, Inc.

File No. 333-170063 - CF#24831

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RDA Microelectronics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibit to a Form F-1 registration statement filed on October 21, 2010, as amended.

Based on representations by RDA Microelectronics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through June 22, 2013
Exhibit 10.7	through June 22, 2013
Exhibit 10.11	through May 12, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel